CUSIP NO. 16954L105	13D	Page 1 of 19 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

China Online Education Group
(Name of Issuer)

American Depositary Shares (ADS), each representing
Fifteen Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

16954L105
(CUSIP Number)

André Levi
c/o DCM
2420 Sand Hill Road, Suite 200
Menlo Park, CA 94025
(650) 233-1400

COPY TO:
Christine Wichrowski, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Boulevard, Redwood City, California 94063
(650) 321-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 16954L105	13D	Page 2 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Ventures China Turbo Fund, L.P. (“Turbo Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,184,210 Class A ordinary shares (represented by 745,614 ADSs), except that DCM Turbo Fund Investment Management, L.P. (“Turbo Fund DGP”), the general partner of Turbo Fund, and DCM Turbo Fund International, Ltd. (“Turbo Fund UGP”), the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”) and Jason Krikorian (“Krikorian”), the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
11,184,210 Class A ordinary shares (represented by 745,614 ADSs), except that Turbo Fund DGP, the general partner of Turbo Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,184,210
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.6%*
12	TYPE OF REPORTING PERSON*	PN

*Based on 57,189,473 Class A ordinary shares as of June 30, 2016, as described in the Form 6-K furnished by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on August 23, 2016. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.

CUSIP NO. 16954L105	13D	Page 3 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Ventures China Turbo Affiliates Fund, L.P. (“Turbo Affiliates Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
657,885 Class A ordinary shares (represented by 43,859 ADSs), except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
657,885 Class A ordinary shares (represented by 43,859 ADSs), except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	657,885
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.2%*
12	TYPE OF REPORTING PERSON*	PN

*Based on 57,189,473 Class A ordinary shares as of June 30, 2016, as described in the Form 6-K furnished by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on August 23, 2016. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.

CUSIP NO. 16954L105	13D	Page 4 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Turbo Fund Investment Management, L.P. (“Turbo Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,842,095 Class A ordinary shares (represented by 789,473 ADSs) of which 11,184,210 shares are held by Turbo Fund and 657,885 shares are held by Turbo Affiliates Fund. Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
11,842,095 Class A ordinary shares (represented by 789,473 ADSs) of which 11,184,210 shares are held by Turbo Fund and 657,885 shares are held by Turbo Affiliates Fund. Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,842,095
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	20.7%*
12	TYPE OF REPORTING PERSON*	PN

*Based on 57,189,473 Class A ordinary shares as of June 30, 2016, as described in the Form 6-K furnished by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on August 23, 2016. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.

CUSIP NO. 16954L105	13D	Page 5 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Turbo Fund International, Ltd. (“Turbo Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,842,095 Class A ordinary shares (represented by 789,473 ADSs) of which 11,184,210 shares are held by Turbo Fund and 657,885 shares are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to vote these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
11,842,095 Class A ordinary shares (represented by 789,473 ADSs) of which 11,184,210 shares are held by Turbo Fund and 657,885 shares are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to dispose of these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,842,095
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	20.7%*
12	TYPE OF REPORTING PERSON*	OO

*Based on 57,189,473 Class A ordinary shares as of June 30, 2016, as described in the Form 6-K furnished by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on August 23, 2016. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.

CUSIP NO. 16954L105	13D	Page 6 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
58,703,505 Class A ordinary shares (represented by 3,913,567 ADSs), except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Peter W. Moran (“Moran”) and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
58,703,505 Class A ordinary shares (represented by 3,913,567 ADSs), except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	58,703,505
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	50.7%*
12	TYPE OF REPORTING PERSON*	PN

*Based on 57,189,473 Class A ordinary shares as of June 30, 2016, as described in the Form 6-K furnished by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on August 23, 2016. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share and post-IPO Hybrid Fund converted its Class B ordinary shares into Class A ordinary shares. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 58,703,505 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 19.5%.

CUSIP NO. 16954L105	13D	Page 7 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
58,703,505 Class A ordinary shares (represented by 3,913,567 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
58,703,505 Class A ordinary shares (represented by 3,913,567 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	58,703,505
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	50.7%*
12	TYPE OF REPORTING PERSON*	PN

*Based on 57,189,473 Class A ordinary shares as of June 30, 2016, as described in the Form 6-K furnished by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on August 23, 2016. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share and post-IPO Hybrid Fund converted its Class B ordinary shares into Class A ordinary shares. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 58,703,505 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 19.5%.

CUSIP NO. 16954L105	13D	Page 8 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
58,703,505 Class A ordinary shares (represented by 3,913,567 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to vote these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao, Moran and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
58,703,505 Class A ordinary shares (represented by 3,913,567 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	58,703,505
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	50.7%*
12	TYPE OF REPORTING PERSON*	OO

*Based on 57,189,473 Class A ordinary shares as of June 30, 2016, as described in the Form 6-K furnished by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on August 23, 2016. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share and post-IPO Hybrid Fund converted its Class B ordinary shares into Class A ordinary shares. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 58,703,505 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 19.5%.

CUSIP NO. 16954L105	13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		70,545,600 Class A ordinary shares (represented by 4,703,040 ADSs), of which 11,184,210 Class A ordinary shares (represented by 745,614 ADSs) are directly owned by Turbo Fund, 657,885 Class A ordinary shares (represented by 43,859 ADSs) are owned directly by Turbo Affiliates Fund, and 58,703,505 Class A ordinary shares (represented by 3,913,567 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		70,545,600 Class A ordinary shares (represented by 4,703,040 ADSs), of which 11,184,210 Class A ordinary shares (represented by 745,614 ADSs) are directly owned by Turbo Fund, 657,885 Class A ordinary shares (represented by 43,859 ADSs) are owned directly by Turbo Affiliates Fund, and 58,703,505 Class A ordinary shares (represented by 3,913,567 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	70,545,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	60.9%*
12	TYPE OF REPORTING PERSON*	IN

*Based on 57,189,473 Class A ordinary shares as of June 30, 2016, as described in the Form 6-K furnished by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on August 23, 2016. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share and post-IPO Hybrid Fund converted its Class B ordinary shares into Class A ordinary shares. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 58,703,505 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 23.5%.

CUSIP NO. 16954L105	13D	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		58,703,505 Class A ordinary shares (represented by 3,913,567 ADSs) directly owned by Hybrid Fund. Moran is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		58,703,505 Class A ordinary shares (represented by 3,913,567 ADSs) directly owned by Hybrid Fund. Moran is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	58,703,505
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	50.7%*
12	TYPE OF REPORTING PERSON*	IN

*Based on 57,189,473 Class A ordinary shares as of June 30, 2016, as described in the Form 6-K furnished by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on August 23, 2016. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share and post-IPO Hybrid Fund converted its Class B ordinary shares into Class A ordinary shares. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 58,703,505 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 23.5%.

CUSIP NO. 16954L105	13D	Page 11 of 19 Pages

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		70,545,600 Class A ordinary shares (represented by 4,703,040 ADSs), of which 11,184,210 Class A ordinary shares (represented by 745,614 ADSs) are directly owned by Turbo Fund, 657,885 Class A ordinary shares (represented by 43,859 ADSs) are owned directly by Turbo Affiliates Fund, and 58,703,505 Class A ordinary shares (represented by 3,913,567 ADSs) are directly owned by Hybrid Fund. Krikorian is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		70,545,600 Class A ordinary shares (represented by 4,703,040 ADSs), of which 11,184,210 Class A ordinary shares (represented by 745,614 ADSs) are directly owned by Turbo Fund, 657,885 Class A ordinary shares (represented by 43,859 ADSs) are owned directly by Turbo Affiliates Fund, and 58,703,505 Class A ordinary shares (represented by 3,913,567 ADSs) are directly owned by Hybrid Fund. Krikorian is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	70,545,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	60.9%*
12	TYPE OF REPORTING PERSON*	IN

*Based on 57,189,473 Class A ordinary shares as of June 30, 2016, as described in the Form 6-K furnished by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on August 23, 2016. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share and post-IPO Hybrid Fund converted its Class B ordinary shares into Class A ordinary shares. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 58,703,505 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 23.5%.

CUSIP NO. 16954L105	13D	Page 12 of 19 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Online Education Group, a Cayman Islands company (the “Company”), and is being filed to report the public offering by the Company of an aggregate US$36 million in newly issued Class A ordinary shares of the Company, par value $0.0001 per share (the “Class A Shares”), which closed on June 15, 2016 (the “Offering”) and the acquisition of 11,842,105 Class A Shares in connection with the Offering by certain of the Reporting Persons. The Company’s principal executive offices are located at 6th Floor Deshi Building North, Shangdi Street, Haidian District, Beijing 100085, People’s Republic of China 8610-56928909.

The Company’s American depositary shares (the “ADSs”) each represent fifteen Class A ordinary shares. The Reporting Persons (as defined below) beneficially own ordinary shares of the Company.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) DCM Ventures China Turbo Fund, L.P., a Cayman Islands exempted limited partnership (“Turbo Fund”), (ii) DCM Ventures China Turbo Affiliates Fund, L.P., a Cayman Islands exempted limited partnership (“Turbo Affiliates Fund”), (iii) DCM Hybrid RMB Fund, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund”), (iv) DCM Turbo Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“Turbo Fund DGP”), (v) DCM Turbo Fund International, Ltd., a Cayman Islands exempted company (“Turbo Fund UGP”), (vi) DCM Hybrid RMB Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund DGP”), (vii) DCM Hybrid RMB Fund International, Ltd., a Cayman Islands exempted company (“Hybrid Fund UGP”), and (viii) K. David Chao (“Chao”), a citizen of Japan, (ix) Peter W. Moran (“Moran”), a citizen of the United States and (x) Jason Krikorian (“Krikorian”), a citizen of the United States, (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

Turbo Fund, Turbo Affiliates Fund and Hybrid Fund are venture capital funds. Turbo Fund DGP is the general partner of each of Turbo Fund and Turbo Affiliates Fund and Turbo Fund UGP is the general partner of Turbo Fund DGP. Hybrid Fund DGP is the general partner of Hybrid Fund and Hybrid Fund UGP is the general partner of Hybrid Fund DGP. Chao, Krikorian and Moran are the directors of Hybrid Fund UGP, and Chao and Krikorian are the directors of Turbo Fund UGP (collectively, the “Directors”). The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 27, 2016, each of DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P. entered into a Share Subscription Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 11,842,105 Class A ordinary shares for a purchase price of $19.00 per ADS, an aggregate purchase price of approximately $15,000,000. DCM Ventures China Turbo Fund, L.P. acquired 11,184,217 Class A ordinary shares for a purchase price of approximately $14,166,675.00 and DCM Ventures China Turbo Affiliates Fund, L.P. acquired 657,888 Class A ordinary shares for a purchase price of approximately $833,325.00. All series A preferred shares, series B preferred shares, series C preferred shares and series D preferred shares were automatically converted into Class B ordinary shares upon the completion of the Company’s initial public offering on June 10, 2016 at an initial conversion ratio of one-to-one into an aggregate of Class A ordinary shares.

CUSIP NO. 16954L105	13D	Page 13 of 19 Pages

In June 2013, Hybrid Fund entered into a Share Subscription Agreement with the Company to acquire an aggregate of 30,000,000 series A preferred shares for a purchase price of $0.0667 per share, an aggregate purchase price of $2,000,000. All of the preferred shares held by Hybrid Fund were converted, in connection with the Company’s initial public offering on June 10, 2016, as Class A ordinary shares on the basis of one ordinary share for each Class A ordinary share.

In December 2013, Hybrid Fund entered into a Share Subscription Agreement with the Company to acquire an aggregate of 9,638,710 series B preferred shares for a purchase price of $0.1805 per share, an aggregate purchase price of $8,968,613. All of the preferred shares held by Hybrid Fund were redesignated, in connection with the Company’s initial public offering on June 10, 2016, as Class A ordinary shares on the basis of one ordinary share for each Class A ordinary share.

In July 2014 and August 2014, Hybrid Fund entered into a Share Subscription Agreement with the Company to acquire an aggregate of 13,972,645 series C preferred shares for a purchase price of $0.4416 per share, an aggregate purchase price of $13,001,247. All of the preferred shares held by Hybrid Fund were redesignated, in connection with the Company’s initial public offering on June 10, 2016, as Class A ordinary shares on the basis of one ordinary share for each Class A ordinary share.

In August 2015, Hybrid Fund entered into a Share Subscription Agreement with the Company to acquire an aggregate of 5,092,152 series D preferred shares for a purchase price of $0.9305 per share, an aggregate purchase price of $4,738,138. All of the preferred shares held by Hybrid Fund were redesignated, in connection with the Company’s initial public offering on June 10, 2016, as Class A ordinary shares on the basis of one ordinary share for each Class A ordinary share.

The Company’s initial public offering was effective as of June 10, 2016 and closed on June 15, 2016. In a private placement pursuant to Regulation S of the U.S. Securities Act of 1933, as amended, concurrent with the Company’s initial public offering, Turbo Fund and Turbo Affiliates Fund entered into a Subscription Agreement with the Company pursuant to which Turbo Fund acquired 11,184,217 Class A ordinary shares (represented by 745,614 ADSs) and Turbo Affiliates Fund acquired 657,888 Class A ordinary shares (represented by 43,859 ADSs), at a purchase price of US$19.00 per ADS, for an aggregate purchase price of $15,000,000. Each ADS represents fifteen Class A Ordinary Shares. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Third Amended and Restated Shareholders’ Agreement, dated as of August 31, 2015 and as amended on May 27, 2016, by and among the Company, DCM Turbo and DCM Turbo Affiliates and certain other parties thereto.

Frank Hurst Lin is a Company director named by one or more Reporting Persons.

CUSIP NO. 16954L105	13D	Page 14 of 19 Pages

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c)           Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Ordinary Shares or ADSs of the Company during the past 60 days.

(d)           Under certain circumstances set forth in the limited partnership agreement of each of Turbo Fund, Turbo Affiliates Fund, Hybrid Fund, Turbo Fund DGP, Hybrid Fund DGP and the amended and restated articles of memorandum and association of Turbo Fund UGP and Hybrid Fund UGP, the partners and shareholders of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or shareholder.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with acquisition of the preferred shares of the Company, Hybrid Fund and certain other investors entered into a Third Amended and Restated Investors’ Rights Agreement dated as of August 31, 2015, entitling such parties to the registration of their shares, including demand registration rights, Form F-3 or Form S-3 registration rights, deferral of registration, and piggyback registration. The Third Amended and Restated Investors’ Rights Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company’s initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Third Amended and Restated Investors’ Rights Agreement, a copy of which is filed as Exhibit 4.4 to China Online’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 12, 2016, and Amendment No. 1 to the Shareholders’ Agreement, a copy of which is filed as Exhibit 4.5 to China Online’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 27, 2016, both of which are incorporated herein by reference.

Frank Hurst Lin, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant, as more fully described in the Prospectus and incorporated herein by reference. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 and is incorporated herein by reference.

CUSIP NO. 16954L105	13D	Page 15 of 19 Pages

In connection with the Company’s initial public offering, Reporting Persons, together with other existing shareholders and executive officers and directors of the Company, entered into a Lock-Up Letter, as more fully described in the Prospectus and incorporated herein by reference. Pursuant to such Lock-Up Letter, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the public offering date set forth on the final prospectus of the Company. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Letter attached as Exhibit A to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the F-1/A and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT 1.1	Lock-Up Letter entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit A of Exhibit 1.1 of the Company’s F-1).
EXHIBIT 10.3	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.3 of the Company’s F-1).
EXHIBIT 99.2	Third Amended and Restated Investors’ Rights Agreement, dated as of August 31, 2015, among the Company, Hybrid Fund and other parties thereto (incorporated by reference to Exhibit 4.4 of the Company’s F-1/A).
EXHIBIT 99.3	Amendment No. 1 to Third Amended and Restated Shareholders’ Agreement, dated as of May 27, 2016, by and among the Company, Hybrid Fund and other parties thereto (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1 of China Online, filed on May 27, 2016).
EXHIBIT 99.6	Subscription Agreement, dated as of May 27, 2016, entered into by and among the Company and DCM Ventures China Turbo Fund, L.P. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 of China Online, filed on May 27, 2016).

CUSIP NO. 16954L105	13D	Page 16 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

DCM Ventures China Turbo Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
Its General Partner

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Ventures China Turbo Affiliates Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
Its General Partner

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Turbo Fund INVESTMENT MANAGEMENT, L.P.

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Turbo Fund International, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 16954L105	13D	Page 17 of 19 Pages

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

K. David Chao

Peter W. Moran

JASON KRIKORIAN

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 16954L105	13D	Page 18 of 19 Pages

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares and ADSs of China Online Education Group shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: February 14, 2017

DCM Ventures China Turbo Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
Its General Partner

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Ventures China Turbo Affiliates Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
Its General Partner

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Turbo Fund INVESTMENT MANAGEMENT, L.P.

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Turbo Fund International, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 16954L105	13D	Page 19 of 19 Pages

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

K. David Chao

Peter W. Moran

JASON KRIKORIAN

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.